UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2024

Forza X1, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40623	27-1417610
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3101 S. US-1
Ft. Pierce, Florida 34982

 (Address of principal executive offices)

(772) 429-2525

 (Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	FRZA	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On August 12, 2024, Forza X1, Inc., a Delaware corporation, (“Forza” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Twin Vee Powercats Co., a Delaware corporation (“Twin Vee”), and Twin Vee Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Twin Vee (“Merger Sub”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Forza will merge with and into Merger Sub, with Forza surviving the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Forza common stock (other than any shares held by Twin Vee), will be converted into the right to receive 0.61166627 shares (the “Exchange Ratio”) of Twin Vee common stock, any fractional shares to be rounded down to the nearest whole share of Twin Vee common stock, for an aggregate of 5,355,000 shares of Twin Vee common stock. Each outstanding stock option exercisable for shares of Forza common stock that is outstanding at the Effective Time, whether vested or unvested, will be assumed by Twin Vee and converted into a stock option to purchase the number of shares of Twin Vee common stock that the holder would have received if such holder had exercised such stock option for shares of Forza Common Stock prior to the Merger and exchanged such shares for Twin Vee common stock in accordance with the Exchange Ratio. Each outstanding warrant to purchase shares of Forza common stock will be assumed by Twin Vee and converted into a warrant to purchase the number of shares of Twin Vee common stock that the holder would have received if such holder had exercised such warrant for shares of Forza common stock prior to the Merger and exchanged such shares for Twin Vee common stock in accordance with the Exchange Ratio, subject to adjustment for ant reverse stock split. In addition, at the Effective Time the 7,000,000 shares of Forza common stock held by Twin Vee will be cancelled.

Corporate Governance

Pursuant to the Merger Agreement, effective as of the Effective Time, Marcia Kull (a current board member of Forza) will be appointed to the Board of Directors of Twin Vee.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations, warranties and covenants made by Twin Vee and Forza, including covenants relating to the obligation to call an annual meeting of its stockholders, as applicable, to approve the adoption of the Merger Agreement, in the case of Forza, or the issuance of the shares of Twin Vee common stock constituting the merger consideration pursuant to the Merger Agreement (the “Share Issuance”) in the case of Twin Vee, indemnification of directors and officers, non-solicitation obligations related to alternative business combination proposals, Twin Vee’s and Forza’s conduct of their respective businesses between the date of signing the Merger Agreement, the closing of the Merger, and its non-solicitation obligations related to alternative business combination proposals.

Under the Merger Agreement, each of Twin Vee and Forza has agreed to use its reasonable best efforts to obtain as promptly as practicable all consents required to be obtained from any governmental authority or other third party that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement.

Closing Conditions

The completion of the Merger by each of Twin Vee and Forza is subject to customary conditions, including (1) (A) adoption of the Merger Agreement by Forza’s stockholders (which approval shall include a majority of the shares present in person or by proxy at the Forza annual meeting excluding shares held by Twin Vee) and (B) approval of the Share Issuance by Twin Vee’s shareholders, (2) authorization for listing on the Nasdaq Capital Market of the shares of Twin Vee common stock to be issued in the Merger, subject to official notice of issuance, (3) effectiveness of the registration statement on Form S-4 for the Twin Vee common stock to be issued in the Merger, and (4) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger or making the completion of the Mergers illegal. Each party’s obligation to complete the Mergers is also subject to certain additional customary conditions, including subject to certain exceptions, the accuracy of the representations and warranties of the other party and performance in all material respects by the other party of its obligations under the Merger Agreement.

Twin Vee, in its capacity as a principal stockholder of Forza, has agreed to vote the shares of Forza common stock held by it for the approval and adoption of the Merger only if a majority of the other stockholders of Forza present in person or by proxy at the Forza annual meeting vote to approve and adopt the Merger.

Termination

The Merger Agreement contains certain termination rights for both Forza and the Company. In addition, either Twin Vee or Forza may terminate the Merger Agreement if the Merger is not consummated by December 1, 2024.

Important Statement Regarding Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Mergers, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Twin Vee or Forza, or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Twin Vee, Forza or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of Twin Vee and Forza and also constitute a prospectus of Twin Vee, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of Twin Vee and Forza make with the Securities and Exchange Commission (the “SEC”).

Item 7.01. Regulation FD Disclosure

On August 12, 2024, Twin Vee and Forza issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

This information (including Exhibit 99.1) is being furnished under Item 7.01 hereof and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Important Additional Information

In connection with the proposed transaction, Twin Vee will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a joint proxy statement of Twin Vee and Forza and a prospectus of Twin Vee (the “joint proxy statement/prospectus”), and each of Twin Vee and Forza may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY TWIN VEE AND FORZA, AS WELL AS ANY AMENDMENTS OR

SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TWIN VEE, FORZA AND THE PROPOSED MERGER. When final, a definitive copy of the joint proxy statement/prospectus will be mailed to Twin Vee and Forza shareholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Twin Vee and Forza, free of charge from Twin Vee or Forza or from the SEC’s website when they are filed. The documents filed by Twin Vee with the SEC may be obtained free of charge at Twin Vee’s website, at www.twinvee.com, by requesting them by mail at Twin Vee Powercats Co., 3101 S. US-1, Ft. Pierce, Florida 34982 Attention: Corporate Secretary. The documents filed by Forza with the SEC may be obtained free of charge at Forza’s website, at www.forzax1.com, or by requesting them by mail at Forza X1, Inc. 3101 S. US-1, Ft. Pierce, Florida 34982 Attention: Corporate Secretary.

Participants in the Solicitation

Twin Vee and Forza and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Twin Vee or Forza in respect of the proposed transaction. Information about Twin Vee’s directors and executive officers will be contained in the joint proxy statement/prospectus to be filed with the SEC regarding the proposed Merger and is available in other documents filed by Twin Vee with the SEC. Information about Forza’s directors and executive officers will be contained in the joint proxy statement/prospectus to be filed with the SEC regarding the proposed Merger and is available in other documents filed by Forza with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Twin Vee or Forza as indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are based on, among other things, Twin Vee management’s and Forza management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and Twin Vee and Forza. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include projections of, or guidance on, the Twin Vee’s or the combined company’s future financial performance, asset quality, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in the Twin Vee’s business or financial results. Twin Vee and Forza caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Twin Vee and Forza; the outcome of any legal proceedings that may be instituted against Twin Vee or Forza; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger) and shareholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all; the possibility that the anticipated benefits of the Merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Twin Vee and Forza do business; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; changes in Twin Vee’s share price before the closing of the Merger; risks relating to the potential dilutive effect of shares of Twin Vee common stock to be issued in the Merger; and other factors that may affect future results of Twin Vee, Forza and the combined company. Additional factors that could cause results to differ materially from those described above can be found in Twin Vee’s Annual Report on Form 10-K for the year ended December 31, 2023, Forza’s Annual Report on Form 10-K for the year ended December 31, 2023, Twin Vee’s and Forza’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in other documents Twin Vee and Forza file with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Twin Vee’s or Forza’s underlying assumptions prove to be incorrect, actual results may differ materially from what Twin Vee and Forza anticipate. Twin Vee and Forza caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Twin Vee nor Forza assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.

Item 9.01. Financial Statements and Exhibits.

Exhibits

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated August 12, 2024, by and among Twin Vee PowerCats Co., Forza X1, Inc. and Twin Vee Merger Sub, Inc..
99.1	Joint press release announcing the execution of the Merger Agreement
104	Cover Page Interactive Data File (embedded with the inline XBRL document)

* Exhibits and Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted exhibits and schedules upon request by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2024	FORZA X1, INC. (Registrant)

	By:	/s/ Joseph Visconti
	Name:	Joseph Visconti
	Title:	Interim Chief Executive Officer